Exhibit 99.1

Corporación América Airports S.A. Reports 5.8% YoY Increase in Total Passenger Traffic in June 2018

Passenger traffic in Argentina up 2.0% YoY while Brazil continues to recover with traffic up 11.1% YoY, further supported by growth across most countries of operations

Luxembourg, July 16, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 5.8% in June 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jun’18	Jun’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,396	3,064	10.8%	20,936	19,466	7.6%
International Passengers (thousands)	2,209	2,212	-0.2%	13,587	12,912	5.2%
Transit Passengers (thousands)	660	643	2.6%	4,300	3,738	15.0%
Total Passengers (thousands)	6,265	5,920	5.8%	38,823	36,116	7.5%
Cargo Volume (thousand tons)	30.6	29.2	4.7%	196.8	175.1	12.3%
Total Aircraft Movements (thousands)	71.4	68.2	4.8%	428.9	409.6	4.7%

Passenger Traffic Overview

Total passenger traffic in June 2018 increased by 5.8% compared to the same period of 2017, primarily reflecting growth of 11.1% in Brazil, 2.0% in Argentina and 4.2% in Italy.

In Brazil, passenger traffic at Brasilia Airport continued to recover increasing by 12.0% in June 2018, mainly due to 16.8% growth in domestic passengers. This increase was driven by additional frequencies in existing routes to several domestic destinations by Gol, Latam and Azul which increased their weekly flights by 13%, 8% and 18%, respectively.

In Argentina, domestic traffic increased 9% YoY, partially offset by declines of 7% and 14% in international and transit passengers, respectively reflecting the initial impact of the currency depreciation and more challenging macro conditions. Additional routes and flights to existing destinations were added in Argentina during the last twelve months. Aerolineas Argentinas added new frequencies to Madrid, Punta Cana, Río de Janeiro and São Pablo. Copa Airlines also increased its monthly frequencies from both Aeroparque and Ezeiza to Panama, Latam added frequencies to São Pablo. Low-cost carriers continued to expand operations during this period. LEVEL began flying from Ezeiza to Barcelona, Gol added new frequencies to São Pablo and Recife, and Azul Linhas Aereas added frequencies to Belo Horizonte.

In addition, low-cost carrier Fly Bondi, flying out of El Palomar Airport, continued to increase connectivity throughout Argentina by adding flights to Salta Airport, and by increasing the overall number of frequencies it offers across the country.

The Company’s Italian airports reported a 4.2% YoY increase in traffic, mainly due to the opening of new international and domestic flights, and the addition of new frequencies, that are taking place during the Italian summer season. Operating at Pisa Airport, Pobeda opened a new route to St. Petersburg and added frequencies to Moscow. In addition, Ryanair expanded its Pisa Airport network and added frequencies to both domestic and international destinations. Moreover, TAP opened a new international route to Portugal (Lisbon) operated from Florence Airport.

Passenger traffic in Uruguay declined 4.2% compared to June 2017 mainly as a result of the devaluation of the Real against the US Dollar and to a lower degree as a result of the devaluation of the Argentinean Peso against the US Dollar, which resulted in a decrease in Brazilian and Argentinean passengers, respectively.

Cargo Volume and Aircraft Movements

Cargo volume was up 4.7% in June 2018. Growth was primarily driven by Brazil which posted a 30.2% YoY increase, followed by a 36.7% increase in Ecuador, both as a result of improved economic conditions.

Aircraft movements increased by 4.8% in June 2018 mainly driven by Argentina, up 7.3% during the period, followed by Peru and Brazil, with an increase of 15.2% and 2.2% respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jun’18	Jun’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	2,726	2,672	2.0%	19,074	17,499	9.0%
Italy	855	821	4.2%	3,757	3,653	2.8%
Brazil	1,642	1,478	11.1%	9,822	9,288	5.7%
Uruguay	154	161	-4.2%	1,195	1,150	3.9%
Ecuador	358	326	9.6%	2,131	2,035	4.7%
Armenia	251	219	14.8%	1,206	1,091	10.5%
Peru	278	242	14.7%	1,639	1,400	17.1%
TOTAL	6,265	5,920	5.8%	38,823	36,116	7.5%

Cargo Volume (tons)
Argentina	16,133	17,045	-5.4%	117,042	99,987	17.1%
Italy	1,188	939	26.5%	5,686	5,404	5.2%
Brazil	5,731	4,403	30.2%	29,781	25,861	15.2%
Uruguay	2,226	2,321	-4.1%	13,551	13,567	-0.1%
Ecuador	3,494	2,555	36.7%	20,533	17,152	19.7%
Armenia	1,440	1,591	-9.5%	7,799	10,863	-28.2%
Peru	402	381	5.6%	2,358	2,308	2.2%
TOTAL	30,614	29,235	4.7%	196,750	175,141	12.3%

Aircraft Movements
Argentina	34,566	32,204	7.3%	219,337	203,024	8.0%
Italy	7,988	7,911	1.0%	35,930	36,489	-1.5%
Brazil	15,189	14,861	2.2%	91,156	89,693	1.6%
Uruguay	2,171	2,284	-4.9%	18,070	17,540	3.0%
Ecuador	6,662	6,639	0.3%	38,040	39,939	-4.8%
Armenia	2,045	1,846	10.8%	10,951	9,838	11.3%
Peru	2,779	2,413	15.2%	15,442	13,083	18.0%
TOTAL	71,400	68,158	4.8%	428,926	409,606	4.7%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411